Silver Elephant Mining Corp. Announces

Management Appointments

Vancouver, British Columbia, August 10, 2022 - Silver Elephant Mining Corp. ("Silver Elephant" or the "Company") (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2) announces the following management appointments:

Qualified Person: Joaqiun Merino, P.Geo who was previously the Company's Vice-President of South America Operations, replacing Daniel Oosterman who tendered his resignation as the Company's Vice-President of Exploration

Corporate Secretary: Nadia Traversa, replacing Cindy Waterman.

Corporate Solicitor:  MLT Aikins. Ryan Coombes tendered his resignation as Chief Legal Officer.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company which also owns 100% of Mega Coal and 39% of Battery Metals Royalties Corp.

Further information on Silver Elephant can be found at www.silverelef.com

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

"John Lee"

Executive Chairman

 For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management's expectations regarding Company's future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. 3 These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.